Mail Stop 4720

July 30, 2009

Via Facsimile and U.S. Mail
Mr. Joseph E. Consolino
Chief Financial Officer and Executive Vice President
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton, Bermuda HM 11

Re: Validus Holdings, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on February 27, 2009
Schedule 14A
Filed on March 25, 2009
File No. 001-33606

Dear Mr. Consolino:

        We have reviewed your response to our letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Schedule 14A

Executive Compensation: Compensation Discussion and Analysis

Variable Components of Compensation, page 14

1. We note your response to our prior comment 4 and the following listed factor considered by the company's chief executive officer in preparing his recommendations to the compensation committee: "… (ii) a subjective assessment of the individual's goals or contributions to the Company's goals." We note that at no point in the company's 2008 proxy statement were individual goals mentioned or discussed. Also, we note the following statement in your July 20, 2009 response letter: "The strategic objectives that comprise the 20%

component of the annual incentive pool are determined retrospectively each year by the compensation committee." Your prior response suggested that no goals or objectives were predetermined or defined for the company's named executive officers; however, the first statement quoted above suggests otherwise. Please reconcile these responses. To the extent the company does predetermine any type of objective or goal in relation to its executive compensation practices for its named executive officers, please provide proposed disclosure to be included in your 2009 proxy statement including a detailed description of each goal or objective, quantifying each to the extent applicable. If no individual goals or strategic objectives are predetermined, please clarify your proposed disclosure to so indicate.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 regarding this letter.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Daniel Zimmerman, Cahill Gordon & Reindel LLP